Exhibit 99.1

Borr Drilling Limited – Grant of Share Options and Performance Stock Units - Correction

Bermuda, August 11, 2022: The Board of Directors of Borr Drilling Limited (the "Company") (OSE and NYSE "BORR") has resolved to grant 4,000,000 options under the Company’s approved share option scheme to certain of its employees, including two persons discharging managerial responsibilities (“PDMRs”) as defined by the Market Abuse Regulation. The grant is to become effective on September 1, 2022, following a planned SGM and increase in the approved share capital.

Each share option gives the right to subscribe for one share in the Company. The options will vest over a three-and-a-half-year period and have strike prices as follows:

•	One third will vest 1 March 2024 and will have a strike price of $4.00

•	One third will vest 1 March 2025 and will have a strike price of $4.75

•	One third will vest 1 March2026 and will have a strike price of $5.50

The options will expire after 1 September 2027.

The following PDMRs have been granted options:

•	Patrick Schorn – Chief Executive Officer –1,000,000 options
•	Magnus Vaaler – Chief Financial Officer – 400,000 options

In addition, Patrick Schorn has been awarded 500,000 Performance Stock Units (PSUs) that will all cliff vest on 01 September 2025 depending certain performance criteria linked to the closing share price. Full pay out of the award is subject to reaching $ 10.00 per share on 75% of the days in the third quarter of 2025, prior to the 1 September 2025.

Through this option grant and award of PSUs the board of directors aims to enhance the existing incentive rewards that create the optimum long-term alignment between the Company’s shareholders and management.

Please see the attached form of notification and public disclosure by primary insiders.

This information is subject to the disclosure requirements in article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.